

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 19, 2006

Mr. Jeffrey E. Curtiss
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

> **Re:** **Service Corporation International**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
>
> **File No. 1-06402**

Dear Mr. Curtiss:

We have reviewed your supplemental response letter dated May 3, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated April 19, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended December 31, 2005

Consolidated Statement of Cash Flows, page F-7

1. Please refer to prior comment 3. We understand that currently you are presenting the net changes in balance sheet line items such as "deferred preneed funeral revenue," "non-controlling interest in funeral and cemetery trusts" and "preneed funeral receivables and trust investments" in the line item "net effect of preneed funeral production and maturities," which is classified within cash provided by operating activities on the cash flow statement. Similarly we note that the operating cash flow item "net effect of preneed cemetery production and deliveries" includes the net change in several other related balance sheet items. We further note your inclusion of "net withdrawals (deposits) of restricted funds and other" in investing activities. We do not believe that this net presentation, complies with the requirements of SFAS No. 95 "Statement of Cash Flows."

   Your response to this comment should detail a cash flow presentation that complies with SFAS 95, while also presenting meaningful information to an investor to enable them to better understand the underlying cash flows. We recognize that this represents a change from your historical manner of presenting cash flows related to the activities of the preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts. To the extent that any change in classification would require information that you currently do not track (for example, gross movements within the investment portfolio), please note that in your response.

At a minimum, your response should address how you believe each of the following cash flows should be classified, citing appropriate portions of SFAS 95 to support your position. This list may not be all inclusive, so if there are other associated cash inflows and outflows that you believe relevant to this discussion, they should also be addressed.

- The refundable deposit originally made by the customer for services to be performed at some future date;
- The transfer of this deposit from the company to the trust, where it is invested as part of a larger investment portfolio;
- Cash received for interest and dividends related to earnings of the investment portfolio;
- The reinvestment of these interest and dividends within the investment portfolio;
- If the interest and dividends are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified;
- The removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company.

Also address any other relevant disclosures, such as information related to non-cash investing and financing activities associated with these trusts.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director